Exhibit 99.1
Financial Statements
Quest Rare Minerals Ltd.
(Formerly Quest Uranium Corporation)
(An Exploration Stage Corporation)
Years ended October 31, 2010 and 2009

AUDITORS’ REPORT
To the Shareholders of
Quest Rare Minerals Ltd.
We have audited the balance sheets of Quest Rare Minerals Ltd. (formerly Quest Uranium Corporation) (the “Corporation”) as at October 31, 2010 and 2009 and the statements of operations, comprehensive loss and deficit, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Montreal, Canada February 21, 2011	Chartered Accountants

1   CA auditor permit no. 20871

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
BALANCE SHEETS
As at October 31

	2010	2009
	$	$

ASSETS
Current
Cash (note 3)	50,449,202	5,222,448
Investments held for trading	31,600	50,000
Commodity taxes receivable	885,997	269,261
Prepaid expenses and deposits	362,682	115,512
Tax credits receivable (note 5)	3,352,712	668,974

Total current assets	55,082,193	6,326,195
Tax credits receivable — long-term (note 5)	522,279	147,581
Mining properties and deferred costs (note 5)	9,980,304	5,066,219

	65,584,776	11,539,995

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 4)	2,332,957	280,855

Shareholders’ equity
Share capital (note 6(a))	55,110,324	11,539,429
Warrants (note 6(c))	11,234,987	1,055,690
Contributed surplus	3,640,448	725,518
Deficit	(6,733,940)	(2,061,497)

Total shareholders’ equity	63,251,819	11,259,140

	65,584,776	11,539,995

Nature of operations, contingencies and commitments (notes 1, 5, 10 and 11)
See accompanying notes
On behalf of the Board:

(Signed) Peter J. Cashin	(Signed) Ronald Kay
Director	Director

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
STATEMENTS OF OPERATIONS,
COMPREHENSIVE LOSS AND DEFICIT
Year ended October 31

	2010	2009
	$	$

INCOME
Interest	11,968	3,080

EXPENSES
Professional fees	307,373	125,320
Investor relations	612,536	204,574
Administration expenses (note 6(b))	3,214,411	636,989
Interest expense	21,933	32,309
Accretion expense on convertible loan	85,679	—
Write-down of mining properties and deferred costs	419,079	1,358,150
Unrealized loss (gain) on investments held for trading	23,400	(42,000)

	4,684,411	2,315,342

Loss before income taxes	(4,672,443)	(2,312,262)
Future income tax recovery (note 9)	—	693,528

Net loss and comprehensive loss for the year	(4,672,443)	(1,618,734)

Deficit, beginning of year	(2,061,497)	(442,763)

Deficit, end of year	(6,733,940)	(2,061,497)

Net loss per share
Basic and fully diluted	(0.11)	(0.05)

Weighted average number of outstanding shares
Basic and fully diluted	42,470,501	30,362,069

See accompanying notes

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
STATEMENT OF SHAREHOLDERS’ EQUITY
As at October 31

					Contributed
	Share capital		Warrants		Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance — October 31, 2008	21,357,000	4,245,394	250,050	31,078	187,999	(442,763)	4,021,708
Issuance of shares under flow-through agreements (note 6(a)(vi))	8,114,279	1,399,998	—	—	—	—	1,399,998
Issuance of shares and warrants (note 6(a)(vii))	9,555,636	6,902,741	5,065,251	1,055,690	—	—	7,958,431
Issuance of shares for debt (note 6(a)(viii))	494,739	74,211	—	—	—	—	74,211
Issuance of shares for stock options (note 6(a)(ix))	366,665	147,822	—	—	(95,155)	—	52,667
Issuance of shares on acquisition of mining properties (note 6(a)(x))	50,000	10,000	—	—	—	—	10,000
Share issue costs (note 6(a)(vii))	—	(799,738)	—	—	—	—	(799,738)
Tax benefits renounced on flow- through shares (note 6(a)(xi))	—	(440,999)	—	—	—	—	(440,999)
Expired warrants (note 6(c))	—	—	(250,050)	(31,078)	31,078	—	—
Stock based compensation (note 6(b))	—	—	—	—	601,596	—	601,596
Net loss for the year	—	—	—	—	—	(1,618,734)	(1,618,734)

Balance — October 31, 2009	39,938,319	11,539,429	5,065,251	1,055,690	725,518	(2,061,497)	11,259,140

Issuance of shares under flow-through agreements (note 6(a)(i))	2,300,000	11,500,000	—	—	—	—	11,500,000
Issuance of shares and warrants (note 6(a)(i))	9,470,300	30,834,104	5,323,665	11,301,002	—	—	42,135,106
Issuance of convertible loan (note 6(a)(ii))	—	—	500,000	509,630	518,518	—	1,028,148
Issuance of shares for convertible debt (note 6(a)(ii))	500,000	1,076,049	—	—	(518,518)	—	557,531
Issuance of shares for warrants (note 6(a)(iii))	4,073,921	3,997,535	(4,073,921)	(606,219)	—	—	3,391,316
Issuance of shares for stock options (note 6(a)(iv))	1,275,966	545,647	—	—	(349,407)	—	196,240
Issuance of shares on acquisition of mining properties (note 6(a)(v))	10,000	18,870	—	—	—	—	18,870
Share issue costs (note 6(a)(i))	—	(4,401,310)	—	(1,025,116)	—	—	(5,426,426)
Stock based compensation (note 6(b))	—	—	—	—	3,264,337	—	3,264,337
Net loss for the year	—	—	—	—	—	(4,672,443)	(4,672,443)

	17,630,187	43,570,895	1,749,744	10,179,297	2,914,930	(4,672,443)	51,992,679

Balance — October 31, 2010	57,568,506	55,110,324	6,814,995	11,234,987	3,640,448	(6,733,940)	63,251,819

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
STATEMENTS OF CASH FLOWS
Year ended October 31

	2010	2009
	$	$

OPERATING ACTIVITIES
Net loss for the year	(4,672,443)	(1,618,734)
Items not affecting cash
Write-down of mining properties and deferred costs	419,079	1,358,150
Stock-based compensation (note 6(b))	3,027,362	546,281
Unrealized loss (gain) on investments held for trading	23,400	(42,000)
Accretion expense on convertible loan	85,679	—
Future income tax recovery	—	(693,528)

	(1,116,923)	(449,831)
Changes in non-cash working capital items related to operating activities (note 8)	1,188,196	100,241

Cash flows related to operating activities	71,273	(349,590)

INVESTING ACTIVITIES
Mining properties and deferred costs (note 8)	(8,809,729)	(3,241,353)
Government credits	668,974	125,557

Cash flows related to investing activities	(8,140,755)	(3,115,796)

FINANCING ACTIVITIES
Issuance of convertible debt (note 6(a)(ii))	1,500,000	—
Issuance of shares units	40,248,775	7,796,148
Issuance of flow-through shares	11,500,000	1,399,998
Exercise of stock options	196,240	52,667
Exercise of warrants	3,391,316	—
Issue costs (note 8)	(3,540,095)	(637,454)

Cash flows related to financing activities	53,296,236	8,611,359

Net increase in cash during the year	45,226,754	5,145,973
Cash, beginning of year	5,222,448	76,475

Cash, end of year	50,449,202	5,222,448

See accompanying notes

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
1. NATURE OF OPERATIONS
Quest Rare Minerals Ltd, (formerly Quest Uranium Corporation), (the “Corporation”) was incorporated under the Canada Business Corporations Act on June 6, 2007 as a wholly-owned subsidiary of Freewest Resources Canada Inc. (“Freewest”) with the intention of taking over the uranium exploration activities previously carried on by Freewest.
On December 7, 2007, Freewest transferred its 100%-owned uranium properties to the Corporation for 8,000,000 common shares of the Corporation for consideration of $2,400,000. The uranium properties included: (i) the George River property; and (ii) five uranium properties in Ontario and one uranium property in New Brunswick. Freewest retained rights to certain precious metals and base metals with respect to certain properties transferred.
On December 11, 2007, Freewest distributed an aggregate amount of 6,256,979 common shares of the Corporation held by Freewest to its shareholders.
The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 5. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Quebec.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
These financial statements are prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies followed by the Corporation have been applied consistently in the preparation of these financial statements. The Corporation’s significant accounting policies are summarized as follows.
Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to recoverability of mining properties and deferred costs and fair value for stock-based compensation and warrants. Actual results could differ from those estimates.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Mining properties and deferred costs
The cost of mining properties and related exploration is capitalized on an individual basis until such time as an economic ore body is defined or the prospect is abandoned. If a mineral ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production.
Cost includes the cash consideration, net of tax credits, and the fair value of shares issued for the acquisition of the mining properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are due.
The Corporation assesses its capitalized mining property and deferred costs periodically and whenever events or changes indicate that the carrying value may not be recoverable. Recovery of mining properties and deferred costs is dependent upon the discovery of economically recoverable reserves. An impairment loss is recognized when the Corporation determines that the individual mining properties and deferred costs are not recoverable and exceed the estimated fair value.
Share capital
Proceeds from share unit financings are allocated between common shares and common share purchase warrants by calculating the fair value of the warrants using the Black-Scholes option pricing model and pro rating the relative fair value to share capital and warrants. On the exercise of the warrants, the Black-Scholes related amounts are transferred from warrants to share capital.
Unit issuance costs
Costs incurred in connection with the issuance of units are allocated and netted against each component of the units.
Stock-based compensation
The Corporation offers its directors, officers, employees and consultants a stock-based compensation plan, which is described in note 6.
The Corporation uses the fair value method to record stock options. Consequently, stock-based compensation costs are measured at fair value by using the Black-Scholes option pricing model at the date of grant and are recognized over the vesting period as compensation expenses and contributed surplus. The contributed surplus balance is reduced as the options are exercised and credited to share capital. Any consideration received from the participants to the plan upon the exercise of options is credited to share capital.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Foreign currency translation
Foreign-denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the period. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.
Income taxes
The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years during which those temporary differences are expected to be recovered or settled.
The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Flow-through shares
A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures (“CEE”) are renounced in favor of the investors. Accordingly, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The tax impact related to the renunciation is recorded at the date the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expense will be made.
Revenue recognition
Interest income is accrued as earned.
Asset retirement obligations
The Corporation recognizes the legal liability for obligations relating to the retirement of assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period during which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the useful life of the related asset. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to net income.
As at October 31, 2010, the Corporation has only performed preliminary exploratory work on its mineral properties and has no asset retirement obligations.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Financial instruments
All financial instruments are classified into one of five categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.
(i)	Financial assets and liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net loss.

(ii)	Financial assets classified as held-to-maturity, loans and receivables and other liabilities (other than those held-for-trading) are required to be measured at amortized cost using the effective interest rate method of amortization.

(iii)	Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.
Income (loss) per share
Income (loss) per share computations is based upon the weighted average number of common shares outstanding during the year. The Corporation uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. In the year of a loss, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
New accounting policies
During 2010, the Corporation adopted the following new accounting policies:
Section 3064, Goodwill and Intangible Assets
In February 2008, the Canadian Institute of Chartered Accounts (“CICA”) issued Handbook Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets. This new Section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible assets, as existing Section 3061, Property, Plant and Equipment, contains standards for the measurement, presentation and disclosure of mining properties. The adoption of this standard did not have any effect on the Corporation’s financial statements.
Financial statement — Fair value measurement
During the year, in accordance with the applicable transitional provisions, the Corporation adopted revised Section 3862 of the CICA Handbook, Financial Instruments — Disclosures. This Section was amended to enhance disclosures about fair value measurements and the liquidity risk of financial instruments. All financial instruments recognized at fair value on the balance sheets must be classified in three fair value hierarchy levels, which are as follows:
Level 1: Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2: Valuation techniques based on inputs other than quoted prices in active markets that are either directly or indirectly observable;
Level 3: Valuation techniques with significant unobservable market inputs.

The results of the application of these new standards are included in note 12.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Financial instruments — recognition and measurement
On January 1, 2009, in accordance with the applicable transitional provisions, the Corporation adopted revised Section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement. The revised standard changes the categories into which debt instruments are required or permitted to be classified and eliminates the distinction between debt securities and other debt instruments. The adoption of this standard did not have any impact on the financial statements of the Corporation.
Future accounting change
The recent accounting pronouncement issued, which is not yet effective for the Corporation, is as follows:
Business combinations
In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1601, together with Section 1602, establish standards for the preparation of consolidated financial statements. These Sections will be applicable for the Corporation’s interim and annual financial statements for fiscal years beginning on or after November 1, 2011, with earlier adoption permitted. The Corporation is currently in the process of evaluating the impact of these standards on its financial statements.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
3. CASH
Cash includes internally restricted cash in the amount of $11,500,000 as at October 31, 2010 (2009 — nil) for exploration expenditures pursuant to flow-through share arrangements.
4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2010	2009
	$	$
Trade	2,025,552	242,021
Due to related parties (note 7)	307,405	38,834

	2,332,957	280,855

5. MINING PROPERTIES AND DEFERRED COSTS
During the year ended October 31, 2010, the Corporation maintained the following properties:

	October 31,				October 31,
	2009	Expenditures	Tax credits	Write-down	2010
	$	$	$	$	$

Quebec
Strange Lake
Acquisition	24,580	69,936	—	—	94,516
Exploration	1,377,172	7,164,044	(3,104,804)	—	5,436,412
Misery Lake
Acquisition	1,738,661	40,702	—	—	1,779,363
Exploration	657,805	1,410,845	(611,442)	—	1,457,208
Stewart Lake
Acquisition	42,113	—	—	—	42,113
Exploration	27,953	9,409	(4,077)	—	33,285
Nanuk
Acquisition	19,300	31,294	—	—	50,594
Exploration	258,025	7,411	(3,212)	—	262,224
Ramusio Lake
Acquisition	—	3,031	—	—	3,031
Exploration	—	—	—	—	—
Other
Acquisition	3,600	—	—	(3,600)	—
Exploration	115,687	8,941	(3,875)	(120,753)	—

	4,264,896	8,745,613	(3,727,410)	(124,353)	9,158,746

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31,				October 31,
	2009	Expenditures	Tax credits	Write-down	2010
	$	$	$	$	$

Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	186,368	2,908	—	—	189,276
Misery Lake
Acquisition	—	—	—	—	—
Exploration	—	479	—	—	479
Alterra — Strange
Lake
Acquisition	—	13,870	—	—	13,870
Exploration	—	11,695	—	—	11,695
Ramusio Lake
Acquisition	—	3,480	—	—	3,480
Exploration	—	—	—	—	—
Other
Acquisition	—	—	—	—	—
Exploration	41	10,524	—	(10,565)	—

	342,298	42,956	—	(10,565)	374,689

Ontario
Kenora North
Acquisition	62,644	—	—	(62,644)	—
Exploration	106,889	4,544	—	(111,433)	—
Snook Lake
Acquisition	16,284	—	—	(16,284)	—
Exploration	19,618	498	—	(20,116)	—
Other
Acquisition	—	—	—	—	—
Exploration	71,380	939	—	(72,319)	—

	276,815	5,981	—	(282,796)	—

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31,				October 31,
	2009	Expenditures	Tax credits	Write-down	2010
	$	$	$	$	$

New Brunswick
Plaster Rock
Acquisition	89,662	788	—	—	90,450
Exploration	14,515	26,896	—	—	41,411
Other
Acquisition	—	—	—	—	—
Exploration	—	1,365	—	(1,365)	—

	104,177	29,049	—	(1,365)	131,861

Properties	4,988,186	8,823,599	(3,727,410)	(419,079)	9,665,296

Stock-based compensation (note 6)	78,033	236,975	—	—	315,008

	5,066,219	9,060,574	(3,727,410)	(419,079)	9,980,304

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
During the year ended October 31, 2009, the Corporation maintained the following mining properties:

	October 31,				October 31,
	2008	Expenditures	Tax credits	Write-down	2009
	$	$	$	$	$

Quebec
Strange Lake
Acquisition	—	24,580	—	—	24,580
Exploration	—	1,977,389	(600,217)	—	1,377,172
Misery Lake
Acquisition	2,134,157	138,299	—	(533,795)	1,738,661
Exploration	591,257	398,239	(133,588)	(198,103)	657,805
James Bay Option
Acquisition	67,963	15,600	—	(83,563)	—
Exploration	273,800	25,914	—	(299,714)	—
Stanhope — Hereford
Acquisition	11	—	—	(11)	—
Exploration	1,098	456	—	(1,554)	—
Stewart Lake
Acquisition	26,188	15,925	—	—	42,113
Exploration	7,083	77,600	(56,730)	—	27,953
Nanuk
Acquisition	11,548	7,752	—	—	19,300
Exploration	156,231	192,554	(90,760)	—	258,025
Bawolak
Acquisition	27,250	1,890	—	(29,140)	—
Exploration	10,231	6,741	(536)	(16,436)	—
Other
Acquisition	—	3,600	—	—	3,600
Exploration	—	161,823	(46,136)	—	115,687

	3,306,817	3,048,362	(927,967)	(1,162,316)	4,264,896

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31,				October 31,
	2008	Expenditures	Tax credits	Write-down	2009
	$	$	$	$	$

Newfoundland and Labrador
Strange Lake
Acquisition	153,182	2,707	—	—	155,889
Exploration	147,588	38,780	—	—	186,368
Other
Acquisition	—	—	—	—	—
Exploration	—	41	—	—	41

	300,770	41,528	—	—	342,298

Ontario
Claw Lake
Acquisition	12,461	(208)	—	(12,253)	—
Exploration	13,869	35	—	(13,904)	—
Kenora North
Acquisition	120,392	4,896	—	(62,644)	62,644
Exploration	138,422	75,355	—	(106,888)	106,889
Snook Lake
Acquisition	16,323	(39)	—	—	16,284
Exploration	16,241	3,377	—	—	19,618
Croon Lake
Acquisition		(364)	—	364	—
Exploration		509	—	(509)	—
Other
Acquisition	—	—	—	—	—
Exploration	4,761	66,619	—	—	71,380

	322,469	150,180	—	(195,834)	276,815

New Brunswick
Plaster Rock
Acquisition	88,874	788	—	—	89,662
Exploration	18,165	10,495	(14,145)	—	14,515

	107,039	11,283	(14,145)	—	104,177

Properties	4,037,095	3,251,353	(942,112)	(1,358,150)	4,988,186

Stock-based compensation (note 6)	22,719	55,314	—	—	78,033

	4,059,814	3,306,667	(942,112)	(1,358,150)	5,066,219

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
The cumulative expenditures, net of proceeds from tax credits, are as follows:

	2010	2009
	$	$

Balance, beginning of year	5,066,219	4,059,814

Expenditures incurred during the year
Geochemical — rock	40,248	811
Geochemical — soil	181,357	22,625
Geophysical — airbourne	4,500	142,153
Geological	3,618,000	1,042,985
Drilling	3,863,794	1,280,746
Prospecting	48,739	325,399
Excavation	12,479	—
Trenching	14,567	1,467
Mining and Metallurgical	646,811	14,650
Mining properties — administration	230,003	205,090
Mining properties — acquisitions	163,101	215,427
Stock-based compensation (note 6)	236,975	55,314

	9,060,574	3,306,667

Tax credits	(3,727,410)	(942,112)
Write-down of mining properties and deferred costs	(419,079)	(1,358,150)

	(4,146,489)	(2,300,262)

Balance — end of year	9,980,304	5,066,219

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Tax credits receivable
The Corporation is entitled to a refundable tax credit up to 38.75% on qualified mining exploration expenditures incurred in the province of Quebec. Furthermore, the Corporation is entitled to a refund of mining duties up to 12% on qualified mining exploration expenditures net of the refundable tax credit. These tax refunds are applied against the mining properties and deferred costs and included within tax credits receivables.
Details of the Corporation’s mining properties as at October 31, 2010 and 2009 are as follows:
Strange Lake, Quebec / Newfoundland and Labrador
The Corporation’s 100%-owned Strange Lake property is situated within the George River belt located 220 km north of northeast of Schefferville and 125 km west of the Voiseys Bay Nickel-Copper-Cobalt Mine, and covers an area of approximately 48,507 hectares. The property is a rare earth mineralized zone and consists of 1,163 mining claims, of which 951 claims are located in Quebec, and 212 claims are in Newfoundland and Labrador.
On May 8, 2009, the Corporation entered into a purchase and sale agreement with two prospectors to acquire a 100% interest in a single block of mining claims in the Strange Lake area of Quebec. Under the terms of the agreements, the Corporation issued an aggregate of 50,000 shares at a value of $0.20 per share to the two vendors of the property in order to acquire a 100% undivided interest in the property. In addition, the Corporation granted a 2% net smelter royalty (“NSR”) to the vendors, which the Corporation can repurchase in full for $1,500,000.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Misery Lake, Quebec / Newfoundland and Labrador
The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 1,640 mining claims in Quebec, and 136 claims in Newfoundland and Labrador covering an area of approximately 81,575 hectares.
During 2009, 833 mining claims were dropped and the Corporation wrote off the mining acquisition costs of $533,795 and deferred exploration expenditures of $198,103. Freewest retains rights to certain precious metals and base metals with respect to certain claims.
James Bay Option, Quebec
James Bay Option agreement was originally signed by Freewest and Midland Exploration Inc. (“Midland”) on November 12, 2007.
The Corporation revised the agreement with Midland on April 1, 2008. Under the terms of this agreement, the Corporation has the option to acquire a 50% undivided interest in all of Midland’s properties in the region by:
(i)	making cash payments of $200,000 over four years, including a payment of $40,000 paid by the Corporation to Midland upon signing the agreement;
(ii)	incurring exploration expenditures of $2,400,000 over four years, including $300,000 in year one; and
(iii)	granting a 2% NSR royalty to Midland on all exploitable resources on the claims.
As at October 31, 2008, the Corporation made a cash payment of $40,000, and incurred exploration expenditures of $273,800.
On March 27, 2009, the Corporation terminated the option agreement. As at October 31, 2009, the Corporation wrote off the mining properties and deferred costs related to these claims for amounts of $83,563 and $299,714, respectively.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Nanuk, Quebec
On May 31, 2008, the Corporation signed a letter agreement with Nebu Resources Inc. (“Nebu”) on the Corporation’s Stewart Lake and Nanuk uranium properties. The 100%-owned properties were transferred by Freewest and comprise 792 claims.
In order to earn a 50% undivided interest in the claims, Nebu was required to spend $3,000,000 on exploration on the properties over three years and issue 600,000 common shares of Nebu to the Corporation. Nebu was committed to spending at least $1,000,000 on the properties within twelve months of signing. The Corporation was nominated as the operator of the exploration program. As at October 31, 2008, the Corporation received 200,000 Nebu shares, which are recorded as investments held for trading.
On March 31, 2009, Nebu terminated the agreement and returned the property to the Corporation.
As at October 31, 2010, the Nanuk Property consisted of 600 claims.
Bawolak, Quebec
On August 19, 2008, the Corporation signed an option agreement to acquire an exclusive and irrevocable right and a 100% undivided ownership interest in 14 claims in the James Bay area by:
(i)	making cash payments of $80,000, $40,000 on signing and $40,000 in one year;
(ii)	issuing 200,000 common shares of the Corporation, 100,000 on signing and 100,000 in one year; and
(iii)	granting a 2% NSR to the Optionors, of which 1.5% can be bought back by the Corporation for $1,500,000.
On September 16, 2008, Midland acquired a 50% interest in the Bawolak property by paying $27,250 to the Corporation.
During 2009, Midland and the Corporation decided not to continue the interest in the property, and terminated the option agreement with the Optionors.
As at October 31, 2009, the Corporation wrote off the mining acquisition costs and deferred exploration expenditures related to these claims for amounts of $29,140 and $16,436, respectively.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Ramusio Lake, Quebec / Newfoundland and Labrador
The Ramusio Lake property is located 50 km south from Misery Lake property and consists of 94 staked claims, of which 36 claims are located in Quebec and 58 claims in Newfoundland and Labrador.
Alterra — Strange Lake Option Property / Newfoundland and Labrador
On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which the Corporation has an option to acquire up to a 65% undivided working interest in 30 mining claims.
Under the terms of the exploration and option agreement, the Corporation can earn a 50% undivided working interest in the 30 mining claims by:
(i)	issuing an aggregate of 90,000 common shares of the Corporation to Alterra over a period of three years; and
(ii)	by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years.
Upon completing all of the payments mentioned above, the Corporation will have an option to acquire an additional 15% undivided working interest in the mining claims by:
(i)	making a payment of $75,000 before the fourth anniversary of the exploration and option agreement;
(ii)	by issuing an additional 150,000 common shares of the Corporation to Alterra on or before the fifth anniversary date of the exploration and option agreement; and
(iii)	by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement. Alterra retains 1.5% NSR with the option for the Corporation to buy back 1% for $1,000,000.
As at October 31, 2010, the Corporation issued 10,000 common shares of the Corporation at a value of $1.887 per share and incurred $11,695 in exploration expenditures.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Claw Lake, Ontario
The 100%-owned property consists of 16 claims comprising an area of 4,140 hectares and was transferred from Freewest on December 7, 2007. The property is located at the northeastern end of the Savant Lake greenstone belt in the Wabigoon Sub Province. Freewest retains rights to certain precious metals and base metals with respect to the property.
The Corporation did not renew these mining claims, and as at October 31, 2009, the Corporation wrote off the mining acquisition costs and deferred exploration expenditures related to these claims for amounts of $12,253 and $13,904, respectively.
Kenora North and Snook Lake, Ontario
The Kenora North project is an amalgamation of four properties (Can Fer, Snook, Pancer and Scottie) that were originally staked in early 2007 by Freewest to cover historical uranium occurrences. Freewest retains rights to certain precious metals and base metals with respect to the property. The property consists of 73 mineral claims and comprises an area of 36,000 hectares.
During 2009, the Corporation did not renew 47 claims of Kenora North and wrote off the mining acquisition costs of $62,644 and deferred exploration expenditures of $106,888.
During 2010, the Corporation decided not to renew the remaining claims of Kenora North and wrote off the mining acquisition costs and deferred exploration expenditures related to the Kenora property for amounts of $62,644 and $111,433, respectively.
During 2010, the Corporation dropped the Snook Lake property and wrote off the mining acquisition costs and deferred exploration expenditures related to the Snook Lake property for amounts of $16,284 and $20,116, respectively.
Other, Quebec, Newfoundland and Labrador, Ontario and New Brunswick
Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.
In 2010, based on its on-going and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Plaster Rock, New Brunswick
The 100%-owned property was transferred from Freewest on December 7, 2007. The property consists of 197 mineral claims and comprises an area of 3,152 hectares. Freewest retains rights to certain precious metals and base metals with respect to the property.
The New Brunswick Government launched a new Junior Miner Assistance Program (“JMAP”) in 2009 to provide financial assistance up to 50% of eligible exploration costs, to a maximum refund of $50,000. The Corporation received a net exploration grant amount of $14,145 under JMAP.
6. SHARE CAPITAL
Share capital
Authorized
Common
An unlimited number of no par value shares.
Preferred
An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.
Issued

	2010		2009
		Number of		Number of
	Amount	shares	Amount	shares
	$	#	$	#

(a) Common shares	55,110,324	57,568,506	11,539,429	39,938,319

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. SHARE CAPITAL (Cont’d)
(a) Common shares
(i)	On October 21, 2010, the Corporation completed a public offering by issuing 9,470,300 units at a price of $4.25 per unit, for gross proceeds of $40,248,775, and 2,300,000 flow-through shares at a price of $5.00 per share for gross proceeds of $11,500,000.
Each unit is comprised of one common share and one-half of a common share purchase warrant, each whole warrant entitles its holder to purchase one additional share at a price of $5.00 until April 21, 2012. An amount of $9,414,671 related to common share purchase warrants was allocated to warrants.
The Corporation issued broker compensation warrants entitling the agents to acquire a maximum of 588,515 shares of the Corporation at a price of $4.25 and $5.00 per share until April 21, 2012. The total fair value of broker warrants was $1,886,331, included in warrants with the fair value of the broker warrants determined based on the Black-Scholes option pricing model using the weighted average assumptions in Note 6(c).
In connection with the offering, the Corporation paid cash commission to agents of $3,104,927, issued broker compensation warrants of $1,886,331 and incurred other professional fees and expenses of $435,168 for a total of $5,426,426 which has been prorated between the shares and warrants issued at $4,401,310 and $1,025,116, respectively.
(ii)	On September 3, 2010, the Corporation received a secured convertible loan from SIDEX, Limited Partnership (“SIDEX”) in an amount of $1,500,000. The loan was for a term of 18 months and was repayable by the Corporation at any time upon 30 days’ notice. SIDEX, at any time, could convert the loan into 500,000 of the Corporation’s shares at a price of $3.00 per share.
The convertible loan bears interest at an annual rate of 9% payable semi-annually, in cash or shares, at the option of the Corporation. If interest is paid in shares, the shares would be issued at a price per share equal to the weighted average trading price of the Corporation’s shares for the 20 trading days preceding the due date of the interest. In addition, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles SIDEX to acquire one common share of the Corporation at a price of $3.25 per share until March 3, 2012.
The liability component in the amount of $471,852 was determined by discounting the future stream of interest and principal repayment at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. CAPITAL STOCK (Cont’d)
The fair value of the conversion feature totaled $518,518 and was allocated to contributed surplus. The fair value of the common share purchase warrants totaled $509,630 and was allocated to warrants.
The total debt discount was amortized over the term of the convertible loan using the effective interest method. During the year ended October 31, 2010, the Corporation recorded an accretion expense of $85,679.
In October 2010, SIDEX converted its loan into 500,000 common shares at a price of $3.00 per share. Interest of $15,904 on the convertible loan was paid in cash. The conversion feature of $518,518 was transferred from contributed surplus to share capital. The total accreted value of the convertible loan in the amount of $557,531 at the time of conversion was transferred to share capital.
(iii)	During the year, the Corporation issued 4,073,921 common shares at an average exercise price of $0.832 per share for a total cash amount of $3,391,316 for warrants exercised resulting in $606,219 being transferred from warrants to capital stock.
(iv)	During the year, the Corporation issued 1,275,966 common shares at an average exercise price $0.154 per share for a total cash amount of $196,240 for stock options exercised, and an amount of $349,407 related to exercised stock options was transferred from contributed surplus to capital stock (note 7).
(v)	In June 2010, the Corporation issued 10,000 common shares at a price of $1.887 per share to acquire mining properties.
Issuances during the year ended October 31, 2009
(vi)	In December 2008, the Corporation completed a private financing for a total amount of $800,000. The Corporation issued 6,400,000 flow-through shares of the Corporation at a price of $0.125 per share. In addition, the Corporation paid cash commission of $18,000.
In July 2009, the Corporation completed a private placement by issuing an aggregate of 1,714,279 flow-through shares of the Corporation at $0.35 per share for total proceeds of $599,998. In addition, the Corporation paid cash commission of $17,724.
(vii)	In June 2009, the Corporation completed a private placement by issuing an aggregate of 6,818,180 common shares of the Corporation at a price of $0.22 per share for total proceeds of $1,500,000. Each share is accompanied by one common share purchase warrant. Each warrant entitles its holder to purchase one additional share at a price of $0.40 for one year. An amount of $285,711 related to common share purchase warrants was allocated to warrants.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. SHARE CAPITAL (Cont’d)
In October 2009, the Corporation completed a private placement by issuing an aggregate of 2,737,456 common shares of the Corporation at a price of $2.30 per unit for total proceeds of $6,296,148. Each unit is compromised of one common share and one-half of a common share purchase warrant. Each full warrant entitles its holder to purchase one additional share at a price of $3.25 per share until April 27, 2011. An amount of $607,696 related to share purchase warrants was allocated to warrants.
In connection with the private placements, the Corporation paid the agents a cash commission of $496,791, incurred other professional fees and expenses of $104,939, and issued broker warrants to the agents entitling them to acquire a maximum of 191,622 units of the Corporation at a price of $2.30 per unit until April 27, 2011. Each unit was comprised of one common share and one-half of a common share purchase warrant. Each full common share purchase warrant will entitle the holder to acquire one additional common share of the Corporation at price of $3.25 per share until April 27, 2011. An amount of $162,283 related to broker warrants was allocated to warrants. The fair value of the broker warrants was determined based on the Black-Scholes option pricing model using the weighted average assumptions in Note 6(c).
(viii)	In May 2009, the Corporation issued 494,739 common shares at a value of $0.15 per share to Freewest in settlement of a debt of $74,211 owing by the Corporation to Freewest.
(ix)	During 2009, the Corporation issued 366,665 common shares at an average exercise price of $0.144 per share for a total cash amount of $52,667 for stock options exercised, and an amount of $95,155 related to exercised stock options was transferred from contributed surplus to share capital.
(x)	In June 2009, the Corporation issued 50,000 common shares at a value of $0.20 per share to acquire mining properties.
(xi)	In 2009, the Corporation renounced $1,399,998 of qualifying expenditures to the flow-through share subscribers. The tax benefit foregone to the Corporation in 2009 amounted to $440,999.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. SHARE CAPITAL (Cont’d)
(b) Stock option plan
On October 3, 2007, the Corporation adopted a stock option plan (“2007 Stock Option Plan”) for the purpose of granting to directors, officers and employees of and consultants to, the Corporation and, if applicable, its subsidiaries, options to purchase additional common shares in the capital stock of the Corporation. The Corporation sets aside and reserves for issuance under the 2007 Stock Option Plan an aggregate number of additional common shares in the capital stock of the Corporation equal to 10% of the number of issued and outstanding common shares of the Corporation from time to time. These options vest either immediately or over an 18-month period. Upon exercise of options in accordance with the 2007 Stock Option Plan and the payment of the consideration for the foregoing shares, such additional common shares shall be issued as fully paid and non-assessable.
The outstanding options as at October 31, 2010 and 2009 and changes during the years then ended are summarized as follows:

	2010		2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	#	$	#	$

Outstanding, beginning of year	3,466,668	0.36	1,895,000	0.15
Granted	1,090,000	3.55	1,945,000	0.53
Exercised	(1,275,966)	0.15	(366,665)	0.14
Expired/cancelled	(20,700)	1.25	(6,667)	0.10

Outstanding, end of year	3,260,002	1.50	3,466,668	0.36

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. CAPITAL STOCK (Cont’d)
The following options are outstanding and exercisable as at October 31, 2010.

Options outstanding
		Weighted
		average
		remaining	Weighted		Weighted
Range of	Number	contractual	average	Number	average
exercise price	outstanding	life	exercise price	exercisable	exercise price
$	#	(in years)	$	#	$

0.10 to 0.15	911,669	2.76	0.12	911,669	0.12
0.305	373,333	3.67	0.31	233,334	0.31
0.75	750,000	3.74	0.75	500,001	0.75
1.79 to 2.60	725,000	8.34	2.42	678,334	2.47
4.69	500,000	9.97	4.69	—	4.69
The fair value of stock options granted during the years ended October 31, 2010 and 2009 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	2010	2009

Risk-free interest rate	2.78%	2.27%
Expected volatility	150%	90%
Dividend yield	Nil	Nil
Expected life (in years)	5	5
Fair value at grant date	$3.37	$0.36
For the year ended October 31, 2010, included in administration expenses on the statements of operations, comprehensive loss and deficit is stock-based compensation expense of $3,027,362 (2009 – $546,281). Included in the mining properties and deferred costs was a stock-based compensation expense of $236,975 (2009 – $55,314).

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. SHARE CAPITAL (Cont’d)
(c) Warrants
The outstanding warrants as at October 31, 2010 and 2009 and changes during the years then ended are summarized as follows:

	2010		2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	#	$	#	$

Outstanding, beginning of year	5,065,251	1.30	250,050	0.30
Granted	5,823,665	4.79	5,065,251	1.30
Exercised	(4,073,921)	0.83	—	—
Expired/cancelled	—	—	(250,050)	0.30

Outstanding, end of year	6,814,995	4.56	5,065,251	1.30

The following warrants are outstanding and exercisable as at October 31, 2010.

		Weighted average
Range of	Number	remaining contractual	Weighted average
exercise price	outstanding	life	exercise price
$	#	(in years)	$

2.30 to 3.25	1,491,330	0.75	3.22
5.00	5,323,665	1.47	5.00
The fair value of warrants granted during the years ended October 31, 2010 and 2009 were estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	2010	2009

Risk-free interest rate	1.40%	1.13%
Expected volatility	140%	84%
Dividend yield	Nil	Nil
Expected life (in years)	1.5	1.16
Fair value at grant date	$3.06	$0.21

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
7. RELATED PARTY TRANSACTIONS
All of the following related party transactions occurred in the normal course of operations and were measured at the exchange amounts.
(a)	During the year, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the year ended October 31, 2010, the total amount for such services provided was $150,875, of which $99,700 was recorded in mining properties and deferred costs, and $51,175 in administration expenses (2009 – $140,125, of which $102,675 was recorded in mining properties and deferred costs and $37,450 in administration expenses ).
(b)	During the year, the Corporation retained the services of certain members of the Board of Directors of the Corporation to carry out professional services. For the year ended October 31, 2010, the total amount for such services provided was $34,735, which was recorded in professional fees (2009 – $24,000, of which $10,000 was recorded in mining properties and deferred costs and $14,000 in administration expenses).
(c)	During the year, the Corporation incurred fees in the amount of $417,774 (2009 – $102,306) to a law firm in which an officer and director of the Corporation is a partner, of which an amount of $134,646 was recorded in professional fees (2009 – $54,257) and $283,128 in issue costs (2009 – $48,049). As at October 31, 2010, an amount of $307,405 (2009 – $38,834) owing to this law firm was included in accounts payable and accrued liabilities.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
8. STATEMENTS OF CASH FLOWS
Non-cash working capital items related to operating activities

	2010	2009
	$	$

Non-cash working capital items are as follows:
Commodity taxes receivable	(616,736)	104,847
Prepaid expenses and deposits	(247,170)	(76,490)
Accounts payable and accrued liabilities	2,052,102	71,884

Changes in non-cash working capital items related to operating activities	1,188,196	100,241

Issue costs

	2010	2009
	$	$

Total issue costs (note 6(a)(i))	5,426,426	799,738
Issuance of warrants for issue costs (note 6(a)(i))	(1,886,331)	(162,284)

Cash flows related to issue costs	3,540,095	637,454

Mining properties and deferred costs

	2010	2009
	$	$

Total additions to mining properties and deferred costs (note 5)	9,060,574	3,306,667
Mining properties acquired by the issuance of shares (note 6(a)(v))	(18,870)	(10,000)
Shares received from mining property agreement	5,000	—
Stock-based compensation (note 6(b))	(236,975)	(55,314)

Cash flows related to mining properties and deferred costs	8,809,729	3,241,353

Supplemental financial information

	2010	2009
	$	$

Interest received	11,968	3,080
Interest paid	21,933	32,309

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
9. INCOME TAXES
Provision for income taxes
The Corporation’s provision for recovery of income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to income as a result of the following:

	2010	2009
	$	$

Loss before income taxes	(4,672,443)	(2,312,262)

Income taxes at the combined federal and provincial tax rates of 30.55% (2009 – 31.50%)	(1,427,431)	(728,363)
Stock-based compensation	924,859	172,079
Other non-deductible expenses and non-taxable revenues	(41,581)	(22,960)
Effect of differences in tax rates on temporary items	66,440	(1,263)
Other	2,956	—
Change in valuation allowance	474,757	(113,021)

Future income taxes	—	(693,528)

During the year ended October 31, 2010, the Corporation did not renounce any CEE (2009 – $1,399,998) to investors.
The renunciation in 2009 resulted in a future income tax liability of $440,999 and reduced share capital accordingly. This future income tax liability has allowed the Corporation to reduce the valuation allowance on tax pools related to mining properties by a corresponding amount of $440,999, thereby offsetting the future income tax liability. The reduction in the valuation allowance has been recorded in the statement of operations, comprehensive loss and deficit.
As at October 31, 2010, the Corporation had $11.5 million (note 3) (2009 – nil) available to be renounced pursuant to their flow-through share arrangements, the tax impact of which will be recorded upon renunciation.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
9. INCOME TAXES (Cont’d)
Future income tax assets and liabilities
The tax effects of temporary timing differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2010	2009
	$	$

Future income tax assets
Non-capital loss carry-forwards	761,855	248,358
Share issue costs	869,933	164,291
Investments	1,515	—

	1,633,303	412,449

Future income tax liabilities
Investments	—	(1,648)
Mining properties and deferred costs	(142,891)	(159,974)

	(142,891)	(161,622)

Future income tax assets	1,490,412	250,827
Valuation allowance	(1,490,412)	(250,827)

Future income tax assets	—	—

Tax loss carry-forwards
At October 31, 2010, the Corporation had non-capital loss carry-forwards in the amount of $2,866,000, which are available to reduce future years’ taxable income. In addition, the Corporation has investment tax credits of $629,000 which are available to reduce future taxable income and expire between 2029 and 2030. These non-capital loss carry-forwards expire as follows:

Non-capital
losses
$

2027	24,000
2028	278,000
2029	602,000
2030	1,962,000

2,866,000

In addition, the Corporation has investment tax credits of $629,000 which are available to reduce future income tax and expire between 2029 and 2030.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
10. CONTINGENCIES
The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as to obtain permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore it will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.
11. COMMITMENTS
The Corporation has a lease for its premises and other operating leases.
The following are the Corporation’s minimum annual rental payments for the next four years:

$

2011	377,181
2012	208,213
2013	60,916
2014	6,000

652,310

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
12. FINANCIAL INSTRUMENTS
The Corporation’s financial instruments consist of cash and investments held for trading classified as loans and receivables, and accounts payable and accrued liabilities classified as other financial liabilities. Due to their short-term nature, the fair value of these financial instruments approximates their carrying value.
The Corporation’s cash and investments held for trading are classified as follows:

			2010		2009
			Carrying		Carrying
		Fair value	value	Fair value	value	Fair value
	Classification	level	$	$	$	$

Financial assets
Cash	Held-for-trading	I	50,449,202	50,449,202	5,222,448	5,222,448
Investments	Held-for-trading	I	31,600	31,600	50,000	50,000

			50,480,802	50,480,802	5,272,448	5,272,448

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.
Credit risk
Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations.
The Corporation is not exposed to any significant credit risk as at October 31, 2010. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly liquid investments. The Corporation’s receivables consist of commodity taxes receivables and tax credit receivables, and are therefore not subject to significant credit risk.
Liquidity risk
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
12. FINANCIAL INSTRUMENTS (Cont’d)
Market risk
(i) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Interest earned on Canadian and U.S. cash deposits fluctuated daily at various rates from 0.35% to 0.10% annually. The rates at October 31, 2010 for Canadian and U.S. funds were 0.35% and 0.10%, respectively.
(ii) Foreign currency risk
The Corporation’s functional currency is the Canadian dollar. The majority of the Corporation’s transactions are in Canadian dollars and the Corporation’s expense to foreign currency is nominal.
As at October 31, 2010, the amount of cash in US dollars was $2,961 (2009 – $1,000).
13. CAPITAL MANAGMENT
The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally imposed capital requirements, either regulatory or contractual to which it is subject.
The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Corporation’s ability to raise equity financing for its capital requirements.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
14. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to comply with current year classifications, the most significant of which were as follows:
(i)	Reclassification of share issuance costs as a reduction of share capital from deficit in the amount of $976,458 as at October 31, 2009 (note 6(a)(i)).
(ii)	Reclassification of $668,974 and $147,581 from mining properties and deferred costs to tax credits receivables — short-term and tax credits receivables — long-term as at October 31, 2009, respectively related to tax credits (note 5).
(iii)	Warrants of $1,055,690 as at October 31, 2009 have been presented separately within shareholders’ equity from contributed surplus (note 6(b)).
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
These financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differs, in certain respects, from US GAAP as it relates to the Corporation. The following disclosures summarize the material variations between Canadian and US GAAP. These differences reflect the effects of accounting policies which the Corporation would adopt or alter in order to conform to the recognition, measurement and presentation standards of US GAAP, a discussion of any resulting changes in the financial statements and a tabular reconciliation of any such differences.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Reconciliations to conform with US GAAP
Statements of operations, comprehensive loss and deficit
Material differences in the Statement of operations, comprehensive loss and deficit between Canadian GAAP and US GAAP are as follows:

	2010	2009
For the years ended October 31,	$	$

Net loss and comprehensive loss under Canadian GAAP	(4,672,443)	(1,618,734)
Adjustment for:
Mining properties and deferred costs capitalized (a)	(5,170,063)	(2,149,126)
Reversal of write-down of capitalized mining properties and deferred costs not previously capitalized under US GAAP (a)	82,528	721,770
Reversal of income tax recovery related to flow-through shares (b)	—	(261,528)

Net loss and comprehensive loss under US GAAP	(9,759,978)	(3,307,618)
Net loss per share under US GAAP — basic and diluted	(0.23)	(0.11)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share under US GAAP is the same as that used for Canadian GAAP purposes.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Balance sheets
Material differences in selected balance sheet accounts under U.S. GAAP are as follows:

	Canadian		U.S.
	GAAP	Adjustments	GAAP
	$	$	$

As at October 31, 2010
Cash (b)	50,449,202	(11,500,000)	38,949,202
Restricted cash for mining exploration costs (b)	—	11,500,000	11,500,000
Mining properties and deferred costs (a)	9,980,304	(7,916,356)	2,063,948
Share capital (b) and (c)	55,110,324	172,085	55,282,409
Warrants (c)	11,234,987	269,000	11,503,987
Deficit (a) and (b)	(6,733,940)	(8,357,441)	(15,091,381)

As at October 31, 2009
Mining properties and deferred costs (a)	5,066,219	(2,828,821)	2,237,398
Share Capital (b)	11,539,429	441,085	11,980,514
Deficit (a) and (b)	(2,061,497)	(3,269,906)	(5,331,403)

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Statements of cash flows
Material differences in selected statement of cash flows accounts under US GAAP are as follows:

	2010	2009
For the years ended October 31,	$	$

Cash flows related to operating activities under Canadian GAAP	71,273	(349,590)
Adjustment for mining properties and deferred costs (a)	(5,170,063)	(2,149,126)
Adjustment for stock-based compensation related to mining properties and deferred costs (a)	236,975	55,314
Change in non-cash working capital items	(3,044,566)	(806,557)

Cash flows related to operating activities under US GAAP	(7,906,381)	(3,249,959)

Cash flows related to investing activities under Canadian GAAP	(8,140,755)	(3,115,796)
Adjustment for additions to mining properties and deferred costs (a)	8,646,628	3,025,926
Adjustment for tax credits (a)	(668,974)	(125,557)

Cash flows related to investing activities under US GAAP	(163,101)	(215,427)

Differences in accounting policies
(a) Mining properties
Under US GAAP, exploration costs incurred on properties where mineralization has not been classified as a proven and probable reserve as described in SEC Industry Guide No. 7 are expensed as incurred, net of tax credits. None of the Corporation’s exploration costs meet the criteria set out therein. Accordingly, exploration costs and stock-based compensation costs which are capitalized for Canadian GAAP as mining properties and deferred costs have been recorded as exploration expenditure under US GAAP. Accordingly, any write-downs on mining properties under Canadian GAAP would be reversed under US GAAP, as these costs would have been previously expensed.
In the statement of cash flows, for Canadian GAAP, cash flows relating to exploration costs, net of related tax credits, are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(b) Flow through shares
Under Canadian income tax legislation, a Corporation is permitted to issue shares whereby it agrees to incur CEE and to renounce the related income tax deductions in favour of the investors.
As previously mentioned, in accordance with Canadian GAAP, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The future income tax liability related to the renunciation is recorded at the date the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expense will be made.
Under US GAAP, the amount received by the Corporation on the issuance of flow through shares in excess of the fair value of common shares, if any, is initially accounted for separately and credited to liabilities. The liability is reversed upon renunciation of the tax benefit with a corresponding adjustment to the income tax expense. As at October 31, 2010, there was no amount recorded for flow-through share fair value premiums liabilities (2009 – nil) under US GAAP.
In addition, under U.S. GAAP, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received upon the issuance of flow-through shares, amounts received and not spent on exploration costs are presented separately as exploration funds. Such amounts would be required to be disclosed separately in a balance sheet prepared in accordance with US GAAP. As at October 31, 2010, unexpended flow-through funds were $11.5 million (2009 - nil).
(c) Convertible loan
As described in note 6(a)(ii), during the year ended October 31, 2010 the Corporation issued convertible debt with attached warrants and the proceeds were allocated to each component including the conversion option, based on their relative fair values. Under US GAAP, similar to Canadian GAAP, the Company concluded that the conversion option and the warrants should be presented as equity.
In addition, under US GAAP, the Corporation estimated the value of the beneficial conversion option based on the effective conversion price which was determined after allocating the proceeds of the convertible loan to the warrants and to the loan based on their relative fair values. The beneficial conversion is the intrinsic value of the difference between the Corporation’s share price when the debt is issued and the effective conversion price multiplied by the shares issuable upon conversion and is recorded as a debt discount and an increase to contributed surplus.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
As a result of the aforementioned GAAP differences, under US GAAP as at October 31, 2010, the stated amount of the warrants would be approximately $269,000 higher with a corresponding reduction in share capital. The difference in the accretion of the debt discounts prior to the conversion of the loan is not significant.